UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GrowLife, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39985X104

(CUSIP Number)

Sterling C. Scott

20301 Ventura Boulevard, Suite 126

Woodland Hills, California 91364

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sterling C. Scott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 54,747,073 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 54,747,073 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,747,073 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Sterling Scott beneficially owns 54,747,073 shares of common stock, of which Sterling Scott's wife owns 6,079,888 shares. Mr. Scott currently holds no derivative securities in GrowLife, Inc.

(2) Based on a total of 945,451,336 shares of GrowLife, Inc.'s common stock outstanding as of September 10, 2014.

This Schedule 13D/A No. 3 (this “Schedule 13D/A”) amends the following sections of the Schedule 13D and Amendment Nos.1 and 2 on Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2012, October 18, 2012 and July 3,2014, respectively (collectively, “Schedule 13D”).

Item 2.  Identity and Background.

This Schedule 13D/A is being filed by Sterling C. Scott, a citizen of the United States of America (the “Reporting Person”).  The Reporting Person formerly served as a director and Chief Executive Officer of GrowLife, Inc. (the “Company”).  The Reporting Person’s business address is 20301 Ventura Boulevard, Suite 126, Woodland Hills, California 91364.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

Sale of Note Convertible into Common Stock

On September 10, 2014, the Reporting Person sold his entire interest in a certain 6% Senior Secured Convertible Promissory Note (the “Note”) to third party purchasers.  As of the date hereof, the original principal amount of the Note plus accrued interest is convertible into 68,247,565 shares of Common Stock.  The Reporting Person no longer has beneficial ownership of any portion of the Note.

Issuance of Common Stock Pursuant to Conversion of Stock Options

On November 3, 2013, the Reporting Person was issued 12,000,000 stock options with an exercise price of $0.085 per share. As of May 18, 2014, the date of the Reporting Person’s resignation from the Company, the Reporting Person had 3,500,000 stock options vested and the remaining 8,500,000 options expired. On July 3, 2014, the Reporting Person exercised his 3,500,000 options which were converted into 795,455 shares of the Company’s Common Stock issued by GrowLife to Mr. Scott as reported on Mr. Scott’s Form 4 filed with the SEC on July 23, 2014.

The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person’s ownership of Common Stock, and assumes a total of 945,451,336 shares of Common Stock outstanding as of September 10, 2014.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of September 10, 2014, the Reporting Person beneficially owned 54,747,073 shares of Common Stock (the “Shares”), including 6,079,888 shares of Common Stock owned by the Reporting Person’s wife. Since 945,451,336 shares of Common Stock were outstanding as of September 10, 2014, the Shares constitute approximately 5.8% of the outstanding shares of Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2014

/s/ Sterling C. Scott

Sterling C. Scott